UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UAL Corporation

File No. 001-06033 - CF# 25090

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UAL Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 27, 2010.

Based on representations UAL Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.01	through April 27, 2020
Exhibit 10.02	through April 27, 2020
Exhibit 10.03	through April 27, 2020
Exhibit 10.04	through April 27, 2020
Exhibit 10.05	through April 27, 2020
Exhibit 10.06	through April 27, 2020
Exhibit 10.07	through April 27, 2020
Exhibit 10.08	through April 27, 2020
Exhibit 10.09	through April 27, 2020
Exhibit 10.10	through April 27, 2020
Exhibit 10.11	through April 27, 2020
Exhibit 10.12	through April 27, 2020
Exhibit 10.13	through April 27, 2020
Exhibit 10.14	through April 27, 2020
Exhibit 10.15	through April 27, 2020
Exhibit 10.16	through April 27, 2020
Exhibit 10.17	through April 27, 2020
Exhibit 10.18	through April 27, 2020
Exhibit 10.19	through April 27, 2020
Exhibit 10.20	through April 27, 2020
Exhibit 10.21	through April 27, 2020
Exhibit 10.22	through April 27, 2020
Exhibit 10.23	through April 27, 2020
Exhibit 10.24	through April 27, 2020
Exhibit 10.25	through April 27, 2020
Exhibit 10.26	through April 27, 2020

Exhibit 10.27 through April 27, 2020
Exhibit 10.28 through April 27, 2020
Exhibit 10.29 through April 27, 2020
Exhibit 10.30 through April 27, 2020
Exhibit 10.31 through April 27, 2020
Exhibit 10.32 through April 27, 2020
Exhibit 10.33 through April 27, 2020
Exhibit 10.34 through April 27, 2020
Exhibit 10.35 through April 27, 2020
Exhibit 10.36 through April 27, 2020
Exhibit 10.37 through April 27, 2020
Exhibit 10.38 through April 27, 2020
Exhibit 10.39 through April 27, 2020
Exhibit 10.40 through April 27, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

    Amanda Ravitz
    Branch Chief – Legal